**PCS SECURITIES, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-51822

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING___01/01/2022___ AND ENDING____12/31/2022_____
  MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  PCS Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer      ☐Security-based swap dealer      ☐Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**88 PINE STREET, SUITE 3100**

(No. and Street)

| **New Yok** | **NY** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Richard Daniels** | **212-751-4422** | **rdaniels@dfppartners.com** |
|---|---|---|
| (Name) | (Area Code -- Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**WithumSmith&Brown, PC**

(Name – if individual, state last, first, middle name)

| **1411 Broadway** | **New York** | **NY** | **10018** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **10/08/2003** | | | **100** |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Richard Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCS Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_15

Signature:

Title:
FINOP / CFO

Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# PCS SECURITIES, INC.

**CONTENTS**

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## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
PCS Securities, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2015.

New York, New York
March 1, 2023

**WithumSmith+Brown, PC**   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# PCS SECURITIES, INC.

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2022**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 846,281 |
| Due from affiliate | | 4,000 |
| Other assets | | 48,280 |
| Total assets | $ | 898,561 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accrued payables on research costs | $ | 40,600 |
| Accrued expenses | | 67,495 |
| Total liabilities | | 108,095 |

**Stockholder's equity**

| | |
|---|---:|
| Common stock, $.01 par value, 1,000 shares authorized and 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 697,323 |
| Retained Earnings | 93,142 |
| Total stockholder's equity | 790,466 |
| | |
| $ 898,561 |

# PCS SECURITIES, INC.

**NOTES TO FINANCIAL STATEMENT**

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## 1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer facilitating independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, PCS Research Group LLC ("PRG"), sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs services, including payment to the research producers for their research and retains a research processing fee for these services. The Company also offers private placements of securities. The Company closed the Seattle, Washington office and opened a New York office in March 2021.

## 2. Summary of significant accounting policies

*Basis of Presentation*

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and are available for issuance on March 1, 2023. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

*Other Receivables*

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

*Revenue Recognition*

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

# PCS SECURITIES, INC.

**NOTES TO FINANCIAL STATEMENT**

―――――――――――――――――――――――

### 2. Summary of significant accounting policies (continued)

*Revenue Recognition (Continued)*

Our principal sources of revenue are derived from research processing fees, along with private placements of securities. The following is a description of principal activities, separated by revenue stream, from which the Company derives its revenue.

*Research Processing Fees*

The Company earns research processing fees whereby it is compensated for facilitating the billing, collections, and remitting of payments associated with research distribution activities. The Company has determined that revenue is recognized at a point in time with the completion of a transaction based on payment to research authors. The Company recognizes revenue upon remitting payment to research authors for the research provided to the customers as that is when the performance obligation is completed. The payment to the research authors cannot be processed until after funds from the customers are received. Research processing fees are presented net as the Company is acting in the capacity of agent for these transactions. In conjunction with ASC 606-10-55-38, the Company concluded on the fact that the Company acts in the capacity of an agent and presents research processing fees net as the Company, 1) does not control the research 2) does not modify the research, and 3) the Company's performance obligation is to simply arrange the exchange of the research from PRG to the customer.

*Private placement fee*

The Company earns private placement fees whereby it is compensated for introducing prospective investors to Funds. During 2022, the Company earned a fee from one Fund based on the amount invested and the performance of the fund. The fees are derived from an agreement with MSRH, LLC (a company under common control). The Company has determined that revenue is recognized at a point in time when the Company is notified on the amount of placement fees earned. In connection with the agreement with MSRH, LLC the Company will be paid once a year. Private Placement fees are presented gross as there is only one party involved.

*Disaggregation of Revenue*

Disaggregation can be found on the statement of operations for the year ended December 31, 2022 by type of revenue stream.

*Contract Assets and Liabilities*

The Company had no receivables from customers on January 1, 2022 and December 31, 2022. All receivables were collected upon during the year.

The Company had contract assets of $1,834 as of January 1, 2022 and $40,505 as of December 31, 2022.

The Company had no contact liabilities as of January 1,2022 or December 31, 2022.

*Research Costs*

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued payables on research costs. Such amounts represent the estimated third-party

# PCS SECURITIES, INC.

**NOTES TO FINANCIAL STATEMENT**

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### 3. Summary of significant accounting policies (continued)

*Research Costs (Continued)*

research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales for the period ended December 31, 2022.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The stockholder of the Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholder for inclusion in their personal income tax return. The State of New York and City of New York impose an income tax. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has no open years prior to 2017 relating to tax filings.

*Leases*

In February 2016, the FASB issued Topic 842, Leases ("Topic 842"). Topic 842 requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

At December 31, 2022, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

### 4. Net capital requirement

The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was approximately $738,000, which was approximately $731,000 in excess of its minimum requirement of approximately $7,000.

### 5. Related party transactions

The Company entered into a new administrative services agreement on March 1, 2021 with PCS Research Group LLC (the "affiliate"). Whereby the affiliate pursuant to the agreement, allocates expense paid and the cost of services performed on behalf of the Company. For each calendar month, $2,000 for CEO/CCO support and $1,000 for rent. As of December 31, 2022, the Company had payments in advance under this administrative service agreement with the affiliate in the amount of $4,000.

# PCS SECURITIES, INC.

**NOTES TO FINANCIAL STATEMENTS**

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### 4. Related party transactions (Continued)

During the year ended December 31, 2022, the Company received approximately 88% of its revenues from the affiliate in the amount of $631,288.

As of December 31, 2022 the Company owed approximately $40,000 and had a receivable of approximately $0 with the affiliate all within the ordinary course of business.

The Company entered into an agreement with MSRH, LLC on September 1, 2021. In connection with the agreement the Company provided services as a private placement agent for MSRH, LLC.

### 5. Concentrations

As of December 31, 2022, the amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") by approximately $596,000. However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

### 6. Subsequent Events

There are no subsequent events which require disclosure in the notes to the financial statements, except for the below.

On February 24th, 2023, the Company submitted a Uniform Request for Broker-Dealer Withdrawal ("Form BDW") to withdraw its registration from the SEC and FINRA.